Bond Loss History Questionnaire

For: Saturna Capital Corporation ("Saturna")
ICI Mutual Blanket Bond Policy No. 89265108B

RE: Limit Increase, Effective 01/12/09

Does any proposed Insured have knowledge of any fact, circumstance, or situation which would cause a reasonable person to assume a loss which would be covered by the bond coverage applied for has been or is likely to be incurred, even if the exact amount or details of such loss may not be known? If YES, please provide details.

NO

Signature: /s/ Gordon S. Stroh
Title: Legal Counsel
Date: 1/29/2009